EXHIBIT 99.1

News Release dated January 4, 2021, Suncor to record impairment charge on White Rose assets

FOR IMMEDIATE RELEASE

Suncor to record impairment charge on White Rose assets

All financial figures are in Canadian dollars.

Calgary, Alberta (Jan. 4, 2021) – Suncor today advised that it will record in the fourth quarter of 2020 a non-cash after-tax impairment charge of approximately $425 million on its share of the White Rose asset and West White Rose Project.

While the asset is currently producing, the West White Rose Project was intended to access 200 million barrels (gross) of crude oil and extend the life of the White Rose field by approximately 14 years. However, the recent acquisition of the operator has cast significant doubt on the future of the West White Rose Project. Discussions are ongoing with the operator and various levels of government to determine the future of the project. The Government of Newfoundland and Labrador has agreed to provide some support for the West White Rose Project in 2021.

Suncor’s 2021 guidance remains unchanged as the White Rose field will remain on line producing as expected and Suncor’s guidance did not include any major capital spend on the West White Rose Project in 2021.

The White Rose asset joint venture owners are Cenovus (operator, 72.5%,) and Suncor (27.5%). The West White Rose Project joint venture owners are Cenovus (operator, 69%), Suncor (26%) and Nalcor (5%).

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include: statements regarding the future of the West White Rose Project, including the belief that the Government of Newfoundland and Labrador will provide support for it in 2021; Suncor's expectation that the White Rose field will remain on line producing as expected in 2021 and will not require any major capital spend; and similar statements. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. Some of the forward-looking statements may be identified by words like “will”, “expected”, “estimated”, “intend”, “believe” and similar expressions.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 26, 2020, Form 40-F dated February 27, 2020, Management's Discussion and Analysis for the third quarter of 2020 dated October 28, 2020 (the MD&A) and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor

Media inquiries:

1-833-296-4570

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com